SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
ALPHARMA INC.
(Name of Subject Company)
ALPHARMA INC.
(Names of Person Filing Statement)
Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
020813101
(CUSIP Number of Class of Securities)

Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East, Bridgewater, NJ 08807
(908) 566-3800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
Copies To:
William R. Dougherty, Esq.
Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3026
(212) 455-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed by Alpharma Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2008, as amended (the “Schedule 14D-9”), relating to the tender offer commenced by Albert Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of King Pharmaceuticals, Inc., a Tennessee corporation (“King”), to acquire all of the issued and outstanding shares of Class A Common Stock, par value $0.20 per share, of the Company (the “Common Stock”), together with the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“the Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 1, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a purchase price of $37.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes and upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Purchaser with the SEC on September 12, 2008. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer”. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
ITEM 4. THE SOLICITATION OR RECOMMENDATION
Item 4 is hereby amended by amending and restating the first paragraph under “Reasons for the Recommendation of the Board” to read as follows:
“In reaching the conclusion that the Offer is inadequate from a financial point of view to the Company’s shareholders and that the Offer is not in the best interest of either the Company or its shareholders and in making the recommendation described above, the Board of Directors consulted with management of the Company, its financial and legal advisors, and took into account numerous other factors. The primary reasons for the Board’s conclusion are as follows:”
Item 4 is hereby further amended by amending and restating the second sentence in the seventh bullet point under “Reasons for the Recommendation of the Board” as follows:
“For example, since 2006, the average premium in 40 selected pharmaceutical deals involving target companies with enterprise values of $50 million or greater is 63.2% to the target company’s share price one day prior to announcement, 69.5% to one week prior to announcement and 78.3% to one month prior to announcement, while the premium in respect of the Offer for similar periods are 53.9%, 54.2% and 48.0%, respectively, to the unaffected share price of the Company on August 21, 2008, the final trading day prior to King’s public announcement of its offer to acquire the Company for $33.00 per Share. For purposes of the foregoing, “enterprise value” is defined as equity value plus the principal amount of all indebtedness minus the total amount of all cash of the target company;”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHARMA INC.
Date: October 1, 2008	By:	/s/ THOMAS J. SPELLMAN III
		Name:	Thomas J. Spellman III
		Title:	Executive Vice President and General Counsel